RECEIVED
2007 JAN 24 A 10:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07020549

18th January, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th January 2007, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 18th January 2007, confirming that:

- the Credit Suisse companies have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 15th January 2007, held 46,143,055 shares, being 5.77% of the shares in issue; and,
- Barclays PLC had:
  - increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th January 2007, held 57,160,102 shares, being 7.14% of the shares in issue; and,
  - decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 16th January 2007, held 54,135,696 shares, being 6.77% of the shares in issue.

(b) an announcement, dated 18th January 2007, confirming that The Goldman Sachs Group, Inc. had, as at close of business on 16th January 2007, decreased its holding such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
JAN 2 6 2007
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/15

Regulatory News Service

18th January, 2007.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

- Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 17th January 2007, that the Credit Suisse companies had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 15th January 2007, held 46,143,055 shares, being 5.77% of the shares in issue;

- Barclays PLC, in a letter dated 16th January 2007 and received by mail on 18th January 2007, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th January 2007, had an interest in 57,160,102 shares, being 7.14% of the shares in issue; and,

- Barclays PLC, in a letter dated 17th January 2007 and received by mail on 18th January 2007, that it has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 16th January 2007, had an interest in 54,135,696 shares, being 6.77% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/16

Regulatory News Service

18th January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed in a letter dated and received by fax on 18th January 2007 that, as at close of business on 16th January 2007, The Goldman Sachs Group, Inc. ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231